Contact

www.linkedin.com/in/byron-meng-walker (LinkedIn)

Top Skills

Public Speaking
Research
Computer-Aided Design (CAD)

Certifications

Workshop in Algorithmic Computer Music

Byron Walker

Co-Founder at Strofe
Stanford, California, United States

Experience

Strofe
Co-Founder
July 2021 - Present (1 year 3 months)
Palo Alto, California, United States

Helping Content Creators create music tailored to their content, no musical experience required.

StartX.
StartX Community Member
March 2022 - Present (7 months)

Private teacher
Private Teacher
July 2020 - August 2021 (1 year 2 months)
Palo Alto, California, United States

Taught privately for a pod of students during the COVID pandemic.

StartX
1 year 7 months

Rotation - PR Manager
February 2020 - July 2020 (6 months)

Office Manager
January 2019 - July 2020 (1 year 7 months)
Palo Alto

FutureProof Retail
Intern
January 2018 - January 2019 (1 year 1 month)

Conducted UX research, collaborating with engineering and product teams to translate data, user interviews, and user behavior into product changes. Supported customers via Zendesk.

Khan Lab School

Extended Day Teacher
February 2018 - August 2018 (7 months)
Mountain View, CA

Led student-centered classes in music, design, woodworking, cooking, and gardening for students 8-15 years old.

Bing Nursery School
Student Teacher
January 2017 - August 2017 (8 months)
Stanford, Ca

Studied the intersection of play-based curricula and game design principles

Autodesk Gaming Research Guild
User Experience Consultant
June 2016 - December 2016 (7 months)
San Francisco Bay Area

Led a focus group within Autodesk's Global Education team centered on improving user retention through borrowed game design principles.

Gettysburg Elementary School
Student Teacher
January 2016 - June 2016 (6 months)
Clovis, Ca

Stanford d.School & Autodesk C.I. Lab
Explorer
June 2015 - August 2015 (3 months)
Autodesk

Investigated and explored the education sector through interviewing stakeholders. Later through a similar process researched the disruptive nature of emerging CAD software.

Stanford Bioengineering
Research Intern
June 2014 - August 2014 (3 months)

Created front-end UI for game that controls single cell organism for the purposes of remote student learning

Education

Stanford University

Bachelor of Arts (B.A.), Music, Science, and Technology

Stanford University

Master of Arts - MA, Music, Science, and Technology (on leave)